Exhibit 3.6

                        Harper, Ferguson & Davis
                         310 West Liberty Street
                       Louisville, Kentucky  40202


                            February 6, 1997




Insured Municipals Income Trust and
   Investors' Quality Tax-Exempt Trust,
   Multi-Series 287
c/o The Bank of New York through its
   Wall Street Trust Division, Trustee
67 Broad Street
New York, New York  10004


     Re: Kentucky Investors' Quality Tax-Exempt Trust, Series 59
            _______________________________________________

Gentlemen:

     We have acted as special Kentucky counsel to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 287 (the "Fund") with respect to certain applications of the income tax law of the Commonwealth of Kentucky to the Kentucky Investors' Quality Tax-Exempt Trust, Series 59 (the "Kentucky Trust") being created as part of the Fund and to the holders of units of fractional undivided interests ("Units") in the Kentucky Trust who are residents of the Commonwealth of Kentucky ("Kentucky Unitholders").

     In this connection, we have examined relevant portions of the form of Trust Agreement among Van Kampen American Capital Distributors, Inc., as Depositor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee, to be dated the date hereof, relating to the Units of the Kentucky Trust and the form of an opinion of Chapman and Cutler, counsel for Van Kampen American Capital Distributors, Inc., the Depositor, to be dated the date hereof, as to the federal tax status of the several constituent trusts of the Fund and the holders of their respective Units, including the Kentucky Trust and the Kentucky Unitholders. Chapman and Cutler has advised us that its opinion, as executed and delivered, will be in all material respects identical to such form. We have also examined such pertinent materials and matters of law as we have deemed necessary in order to enable us to express the opinions hereinafter set forth.

     It  is  our understanding that the Kentucky Trust consists and  will consist of obligations issued by the Commonwealth of Kentucky or its political subdivisions and that interest on such obligations would be excludable from gross income for federal income tax purposes when paid directly to a Kentucky Unitholder (with certain exceptions as set forth in said opinion of Chapman and Cutler). The defined term, "Bonds," as used herein means only such obligations. It is our further understanding, and the following opinion also assumes, that the Kentucky Trust will have no income other than (i) interest income on the Bonds and
(ii) gain on the disposition of the Bonds.

     The Chapman and Cutler opinion concludes in substance as follows: for federal income tax purposes, each State trust, including the Kentucky Trust, will not be an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1 of the Internal Revenue Code of 1986 as amended (the "Code"); each Kentucky Unitholder will be considered the owner of a pro rata portion of the Kentucky Trust and will be subject to tax on the income therefrom under the provisions of subpart E of subchapter J of Chapter 1 of the Code; for federal income tax purposes, each item of Kentucky Trust income will have the same character in the hands of a Kentucky Unitholder as it would have in the hands of the Trustee; and, to the extent that the income of the Kentucky Trust consists of interest excludable from gross income under Section 103 of the Code, such income will be excludable from federal gross income of the Kentucky Unitholders, except in the case of a Kentucky Unitholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bonds or private activity bonds by the Kentucky Trust, in such case income received being includable in the gross income of such Kentucky Unitholder. Further, interest received by all Unitholders may be subject to a possible alternative minimum tax and other direct and indirect tax consequences set forth in such opinion.

     Based on the foregoing and because Kentucky income tax law is based upon the federal law and, with your permission, in explicit reliance upon and subject to the opinion of Chapman and Cutler referred to above, it is our opinion that the application of existing Kentucky income tax law would be as follows:

         (1) Each Kentucky Unitholder will be treated as the owner of a pro rata portion of the Kentucky Trust for Kentucky income tax purposes, and the income of the Kentucky Trust will therefore be treated as the income of the Kentucky Unitholders under Kentucky law;

          (2)    Interest  on Bonds that would be excludable  from  gross
     income for federal income tax purposes when paid directly to a Kentucky Unitholder will be excludable from gross income for Kentucky income tax purposes when: (i) received by the Kentucky Trust and attributed to such Kentucky Unitholder; and (ii) distributed to such Kentucky Unitholder;

         (3) Each Kentucky Unitholder will realize taxable gain or loss when the Kentucky Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Kentucky Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization or accrual, as appropriate, of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Kentucky Unitholder's share of interest, if any, accruing on Bonds during the interval between the Kentucky Unitholder's settlement date and the date such Bonds are delivered to the Kentucky Trust, if later);

          (4) Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Kentucky Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost;

          (5) Units of the Kentucky Trust, to the extent the same represent an ownership in obligations issued by or on behalf of the Commonwealth of Kentucky or governmental units of the Commonwealth of Kentucky, the interest on which is excludable from gross income for federal and Kentucky income tax purposes will not be subject to ad valorem taxation by the Commonwealth of Kentucky or any political subdivision thereof; and

          (6) If interest on indebtedness incurred or continued by a Kentucky Unitholder to purchase Units in the Kentucky Trust is not deductible for federal income tax purposes, it also will be nondeductible for Kentucky income tax purposes.

     We have not examined any of the Bonds to be deposited in the Kentucky Trust and express no opinion as to whether the interest on any such Bonds would in fact be excludable from Kentucky adjusted gross income if directly received by a Kentucky Unitholder.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-19219) relating to the Units referred to above and to the use of our name and the reference to our firm in such Registration Statement, and in the related Prospectus, under the headings "Kentucky Quality Trust - Tax Status" and "Legal Opinions."

                                    Very truly yours,

                                    Harper, Ferguson & Davis

                                    By: Spencer E. Harper, Jr.